Exhibit 99.1

EHang Reports First Quarter 2023 Unaudited Financial Results

- Total Revenues Up 41.6% Quarter-over-Quarter

- Continued High Quarterly Gross Margin of 60%+

- EH216-S Type Certification’s Compliance Tests in Final Phase Completed More Than 90%

- Notable Growth of Customer Orders & Deliveries in China

- US$10 Million Strategic Investment by Qingdao West Coast New Area Closed

- Japan’s First Passenger-Carrying Autonomous eVTOL Flight Demonstration

Guangzhou, China, May 31, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Financial and Operational Highlights for the First Quarter 2023

•	Total revenues were RMB22.2 million (US$3.2 million), representing a growth of 41.6% compared to RMB15.7 million in the fourth quarter of 2022.

•	Gross margin was 63.9%, representing a continued high gross margin level with a slight decrease of 2.2 percentage points compared to 66.1% in the fourth quarter of 2022.

•	Operating loss was RMB75.7 million (US$11.0 million), representing an improvement of 17.8% from RMB92.2 million in the fourth quarter of 2022.

•	Adjusted operating loss[1] (non-GAAP) was RMB34.3 million (US$5.0 million), representing an improvement of 44.1% from RMB61.3 million in the fourth quarter of 2022.

•	Net loss was RMB87.0 million (US$12.7 million), representing an improvement of 21.0% from RMB110.1 million in the fourth quarter of 2022.

•	Adjusted net loss[2] (non-GAAP) was RMB33.6 million (US$4.9 million), representing an improvement of 43.5% from RMB59.4 million in the fourth quarter of 2022.

•	Cash, cash equivalents, restricted cash, restricted short-term deposits and short-term investments balances were RMB217.6 million (US$31.7 million) as of March 31, 2023.

•	Sales and deliveries of EH216 series AAVs[3] were 11 units, compared with 6 units in the fourth quarter of 2022.

Business Highlights for the First Quarter 2023 and Recent Developments

•	EH216-S Type Certification’s Compliance Tests in Final Phase Completed More Than 90%

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[3]	The EH216 series AAVs include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

In the first quarter of 2023, the EH216-S type certification process with the Civil Aviation Administration of China (the “CAAC”) has achieved significant progress in the final phase of Demonstration and Verification of Compliance. As of today, more than 90% of the compliance tests in the final phase have been completed step by step. During the process, EHang conducted a great number of laboratory tests, ground tests and flight tests at multiple professional aeronautical laboratories and test sites across China under the CAAC’s inspections. The completed tests, including but not limited to battery, environmental, material, strength, software, data link, ground control station tests, demonstrated and verified the safety and airworthiness of the EH216-S AAV. The Company is making all efforts to conclude the remaining tests in the final sprint.

•	Continued Trial Operations of AAVs in China

Under the CAAC’s guidance and the Company’s 100 Air Mobility Route Initiative, EHang, along with its customers and partners, have developed a total of 19 trial operation spots across 17 cities in China during the past two years. As of today, approximate 8,800 safe operational trial flights have been completed by EH216-S AAVs for aerial sightseeing at these spots, which paves the way for commercial operations following the certification.

•	Deliveries of Six Units of EH216-S to Fengshan for Aerial Sightseeing at Low-Altitude Flying Camp in Guangxi

EHang received a purchase order for six units of EH216-S from the Fengshan Tourism Investment Development Co., a typical local tourism operator which aims to boost its post-pandemic tourism business with new solutions, and delivered them in the first quarter. The customer plans to establish a low-altitude flying camp for aerial sightseeing in Fengshan’s Sanmenhai national 4A-class scenic area, a UNESCO Global Geopark and a famous karst landform tourist resort in Guangxi, China.

•	Cooperation with Xiyu Tourism to Jointly Develop Aerial Sightseeing in Xinjiang

In March 2023, EHang signed a cooperation framework agreement with Xiyu Tourism Development Co., Ltd. (300859.SZ) (“Xiyu Tourism”), a leading tourism company in Xinjiang, China listed on the Shenzhen Stock Exchange. Both parties plan to set up a joint venture for developing low-altitude tourism and sightseeing projects with EHang AAVs in the Heavenly Lake of Tianshan, a national 5A-class tourist attraction, and other scenic areas in Xinjiang. The cooperation plans to operate a minimum of 120 units of EH216-S or EHang’s comparable passenger-carrying AAVs within the next five years.

•	Strategic Partnership with XAIC and Indicative Purchase Order for 20 Units of EH216-S

In March 2023, EHang reached a strategic partnership agreement on urban air mobility (“UAM”) and smart city management with Xi’an Aerospace Investment Technology Innovation Development Holding Group Co., Ltd., a wholly-owned subsidiary of Xi’an Aerospace Investment Co., Ltd. (“XAIC”) which is sponsored by the Xi’an municipal government. Under this partnership, EHang received an indicative purchase order for 20 units of EH216-S, the fulfillment of which is expected to be completed by 2025.

•	Completion of Japan’s First Passenger-Carrying Autonomous eVTOL Flight Demonstration by EH216-S and Induction into Japan’s Public-Private Committee for Advanced Air Mobility

In February 2023, EH216-S completed Japan’s first passenger-carrying autonomous electric vertical takeoff and landing (“eVTOL”) flight demonstration in Oita, Japan under the approval of the Ministry of Land, Infrastructure, Transport and Tourism of Japan (“MLIT”). In April 2023, EHang was inducted as a member of Japan’s Public-Private Committee for Advanced Air Mobility (“AAM”), a platform jointly established by Japan’s Ministry of Economy, Trade and Industry (“METI”) and MLIT for worldwide industry leaders in the public and private sectors on adopting flying vehicles in Japan.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, said, “As anticipated, we witnessed increasing demands for our AAVs upon the post pandemic recovery of the tourism industry in China. In the first quarter, we achieved more customer orders and deliveries, leading to remarkable revenue growth of 42% quarter over quarter and 283% year over year. Meanwhile, we maintained a high quarterly gross margin of 63.9%, a testament to our competitive strengths and first mover advantages in the global UAM and eVTOL industry. Moreover, the US$10 million strategic investment from the Qingdao West Coast New Area was closed in the first quarter, which enhanced our cash position to support our operations and growth.”

“Currently our top priority is to obtain the EH216-S type certificate as soon as possible in the near term. With continued tailwinds from tourism recovery and favorable domestic policies, as well as our leading position in advanced AAVs and related systems, we feel very confident in our vast potential to thrive in the UAM sector and are very optimistic for what’s ahead.”

Financial Results for the First Quarter 2023

Revenues

Total revenues were RMB22.2million (US$3.2 million), representing a growth of 41.6% quarter on quarter from RMB15.7 million in the fourth quarter of 2022, primarily due to the increase in the sales volume of EH216 series AAV products.

Costs of revenues

Costs of revenues were RMB8.0 million (US$1.2 million), compared with RMB5.3 million in the fourth quarter of 2022, primarily in line with the increase in the sales volume of EH216 series AAV products.

Gross profit and gross margin

Gross profit was RMB14.2 million (US$2.1 million), representing an increase of 36.9% quarter on quarter from RMB10.4 million in the fourth quarter of 2022, primarily due to the increase in the sales volume of EH216 series AAV products.

Gross margin was 63.9%, down 2.2 percentage points from 66.1% in the fourth quarter of 2022. The decrease in gross margin was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB91.5 million (US$13.3 million), representing a decrease of 12.0% compared with RMB104.0 million in the fourth quarter of 2022.

•

Sales and marketing expenses were RMB12.4 million (US$1.8 million), compared with RMB15.5 million in the fourth quarter of 2022. The decrease was mainly due to lower share-based compensation expenses for a certain portion of share-based awards vested in the fourth quarter of 2022.

•

General and administrative expenses were RMB25.0 million (US$3.6 million), compared with RMB51.4 million in the fourth quarter of 2022. The decrease was mainly attributed to additional provisions for several long-aging accounts receivable on certain customers in the fourth quarter of 2022.

•

Research and development expenses were RMB54.1 million (US$7.9 million), compared with RMB37.1 million in the fourth quarter of 2022. The increase was mainly due to higher share-based compensation expenses for new grant of share-based awards and continued focus on EH216-S type certification and increased expenditures on the conforming aircraft and compliance tests in the final demonstration and verification phase.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB50.1 million (US$7.3 million), compared with RMB73.2 million in the fourth quarter of 2022. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB7.5 million (US$1.1 million), RMB15.8 million (US$2.3 million) and RMB26.8 million (US$3.9 million) in the first quarter of 2023, respectively. The decrease in adjusted operating expenses was primarily due to the same reasons under “Operating expenses”.

Operating loss

Operating loss was RMB75.7 million (US$11.0 million), representing an improvement of 17.8% from RMB92.2 million in the fourth quarter of 2022.

Adjusted operating loss (non-GAAP)5

Adjusted operating loss was RMB34.3 million (US$5.0 million), representing an improvement of 44.1% from RMB61.3 million in the fourth quarter of 2022.

Other expenses

Other expenses were RMB11.2 million (US$1.6 million), compared with RMB18.0 million in the fourth quarter of 2022, primarily due to the non-cash expenses of amortization of debt discounts, relating to the interim funding recognized as short-term debt provided by an investor in the private placement entered in December 2022. The Company accounted for a significant portion of the funds as short-term debt and the remaining portion as warrants under additional paid-in capital. The Company has repaid the interim funding of short-term debt in full and concurrently received US$10 million as purchase price of Class A ordinary shares.

Net loss

Net loss was RMB87.0 million (US$12.7 million), representing an improvement of 21.0% from RMB110.1 million in the fourth quarter of 2022.

[4]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[5]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Adjusted net loss (non-GAAP)6

Adjusted net loss was RMB33.6 million (US$4.9 million), representing an improvement of 43.5% from RMB59.4 million in the fourth quarter of 2022.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB33.4 million (US$4.9 million), representing an improvement of 43.7% from RMB59.2 million in the fourth quarter of 2022.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.74 (US$0.11). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.28 (US$0.04).

Basic and diluted net loss per ADS were both RMB1.48 (US$0.22). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB0.56 (US$0.08).

Balance Sheets

•	Cash, cash equivalents, restricted short-term deposits and short-term investments balances were RMB217.6 million (US$31.7 million) as of March 31, 2023.

Going Concern

The Company’s ability to continue as a going concern is currently largely dependent on when we will obtain the type certificate of our EH216-S in the near term to launch fully commercial sales of our EH216-S AAVs, and our capability to raise additional funds through debt financings or equity offerings. We expect to obtain the type certificate in the near future as we are already in the final phase of Demonstration and Verification of Compliance for the EH216-S type certification and more than 90% of the compliance tests in the final phase have been completed, as of the date of this earnings release.

Business Outlook

The Company continues to receive increasing inquiries, demands and orders from customers for AAV uses in aerial tourism, urban transportation, emergency rescue, and smart city management, which are driven by its first-mover advantages, the post-epidemic recovery in travel and tourism, policy tailwinds on the UAM sector, and the expected upcoming commercialization. The Company’s EH216-S order pipeline in China has reached more than 100 units and continues growing. Most of these orders are conditional upon the Company’s completion of the type certification and expected to be fulfilled within one to three years following that.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions.

[6]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

[7]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

[8]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses, which include amortization of debt discounts. See “Non-GAAP Financial Measures” below.

The outlook is subject to changes, especially uncertainties and situations related to the EH216-S certification process, epidemics, political and economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, May 31, 2023, U.S. Eastern Time (8:00 PM on May 31, 2023, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI70109896396a416a8b4c198b73ca650c

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216-S type certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings and amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of March 31, 2023

	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,310	184,114	26,809
Restricted short-term deposits	—	33,437	4,869
Accounts receivable, net[9]	20,298	24,822	3,614
Inventories	72,364	66,197	9,639
Prepayments and other current assets[9]	45,183	42,799	6,231

Total current assets	387,155	351,369	51,162

Non-current assets:
Property and equipment, net	47,060	45,408	6,612
Operating lease right-of-use assets, net	73,482	71,121	10,356
Intangible assets, net	1,959	2,158	314
Long-term loans receivable	9,980	8,000	1,165
Long-term investments	9,839	9,750	1,420
Other non-current assets	1,392	1,377	201

Total non-current assets	143,712	137,814	20,068

Total assets	530,867	489,183	71,230

[9]

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), using the modified retrospective method and have no material impact on the consolidated financial statements.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of March 31, 2023

	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	49,794	69,113	10,064
Short-term debt[10]	57,838	69,861	10,173
Accounts payable	35,456	31,998	4,659
Contract liabilities	19,321	17,004	2,476
Current portion of long-term bank loans	13,154	1,538	224
Accrued expenses and other liabilities	97,763	99,987	14,559
Current portion of lease liabilities	5,520	4,650	677
Deferred income	1,495	1,475	215
Deferred government subsidies	1,993	2,160	315
Income taxes payable	7	1	—

Total current liabilities	282,341	297,787	43,362

Non-current liabilities:
Long-term bank loans	3,846	3,462	504
Mandatorily redeemable non-controlling interests	40,000	40,000	5,824
Deferred tax liabilities	292	292	43
Unrecognized tax benefit	5,480	5,480	798
Lease liabilities	69,913	69,688	10,147
Deferred income	2,928	2,525	368
Other non-current liabilities	1,389	1,486	216

Total non-current liabilities	123,848	122,933	17,900

Total liabilities	406,189	420,720	61,262

Shareholders’ equity:
Ordinary shares	75	75	11
Additional paid-in capital[11]	1,558,356	1,591,670	231,765
Statutory reserves	1,191	1,191	173
Accumulated deficit[9] [12]	(1,450,374)	(1,539,619)	(224,186)
Accumulated other comprehensive income	15,010	14,288	2,080

Total EHang Holdings Limited shareholders’ equity	124,258	67,605	9,843
Non-controlling interests	420	858	125

Total shareholders’ equity	124,678	68,463	9,968

Total liabilities and shareholders’ equity	530,867	489,183	71,230

[10]

In December 2022, the Company received interim funding from an investor who has subscribed for certain number of Class A ordinary shares of the Company in a private placement. The funds amounted to US$10 million in total and were made available for use by the Company pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. The closing of the private placement has occurred by the end of first quarter of 2023. The Company has repaid the interim funding in full and concurrently received US$10 million as purchase price of 3,466,204 Class A ordinary shares.

[11]	Additional paid-in capital reflected the impacts from transactions with non-controlling shareholder. Please refer to the annual report for more details.
[12]

Accumulated deficit reflected the impacts from adoption of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) since January 1, 2023 and transactions with non-controlling shareholder. Please refer to the annual report for more details.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended

	March 31, 2022	December 31, 2022	March 31, 2023

	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Total revenues	5,790	15,683	22,201	3,233
Costs of revenues	(2,174)	(5,318)	(8,007)	(1,166)

Gross profit	3,616	10,365	14,194	2,067
Operating expenses:
Sales and marketing expenses	(12,697)	(15,507)	(12,474)	(1,816)
General and administrative expenses	(23,510)	(51,437)	(24,996)	(3,640)
Research and development expenses	(32,001)	(37,097)	(54,075)	(7,874)

Total operating expenses	(68,208)	(104,041)	(91,545)	(13,330)
Other operating income	778	1,499	1,605	234

Operating loss	(63,814)	(92,177)	(75,746)	(11,029)
Other income (expense):
Interest and investment income	1,370	1,176	983	143
Interest expenses	(475)	(687)	(714)	(104)
Amortization of debt discounts	—	(1,674)	(12,023)	(1,751)
Foreign exchange (loss) gain	(423)	754	(96)	(14)
Other non-operating (expenses) income, net	(5,489)	(17,570)	651	95

Total other income (expense)	(5,017)	(18,001)	(11,199)	(1,631)
Loss before income tax and income (loss) from equity method investment	(68,831)	(110,178)	(86,945)	(12,660)

Income tax benefits (expenses)	2	(7)	(1)	—

Loss before income (loss) from equity method investment	(68,829)	(110,185)	(86,946)	(12,660)
Income (loss) from equity method investment	13	82	(90)	(13)

Net loss	(68,816)	(110,103)	(87,036)	(12,673)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended

	March 31, 2022	December 31, 2022	March 31, 2023

	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(68,816)	(110,103)	(87,036)	(12,673)
Net loss attributable to non-controlling interests	155	221	211	31

Net loss attributable to ordinary shareholders	(68,661)	(109,882)	(86,825)	(12,642)

Net loss per ordinary share:
Basic and diluted	(0.60)	(0.95)	(0.74)	(0.11)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	114,353	115,266	117,549	117,549
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.20)	(1.90)	(1.48)	(0.22)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	(1,114)	(1,246)	(722)	(105)

Total other comprehensive income (loss), net of tax	(1,114)	(1,246)	(722)	(105)
Comprehensive loss	(69,930)	(111,349)	(87,758)	(12,778)
Comprehensive loss attributable to non-controlling interests	155	221	211	31

Comprehensive loss attributable to ordinary shareholders	(69,775)	(111,128)	(87,547)	(12,747)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended

	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	3,616	10,365	14,194	2,067
Plus: Share-based compensation expenses	—	—	—	—

Adjusted gross profit	3,616	10,365	14,194	2,067

Sales and marketing expenses	(12,697)	(15,507)	(12,474)	(1,816)
Plus: Share-based compensation expenses	4,352	8,431	4,951	721

Adjusted sales and marketing expenses	(8,345)	(7,076)	(7,523)	(1,095)

General and administrative expenses	(23,510)	(51,437)	(24,996)	(3,640)
Plus: Share-based compensation expenses	10,253	9,695	9,163	1,334

Adjusted general and administrative expenses	(13,257)	(41,742)	(15,833)	(2,306)

Research and development expenses	(32,001)	(37,097)	(54,075)	(7,874)
Plus: Share-based compensation expenses	7,539	12,712	27,325	3,979

Adjusted research and development expenses	(24,462)	(24,385)	(26,750)	(3,895)

Operating expenses	(68,208)	(104,041)	(91,545)	(13,330)
Plus: Share-based compensation expenses	22,144	30,838	41,439	6,034

Adjusted operating expenses	(46,064)	(73,203)	(50,106)	(7,296)

Operating loss	(63,814)	(92,177)	(75,746)	(11,029)
Plus: Share-based compensation expenses	22,144	30,838	41,439	6,034

Adjusted operating loss	(41,670)	(61,339)	(34,307)	(4,995)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended

	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(68,816)	(110,103)	(87,036)	(12,673)
Plus: Share-based compensation expenses	22,144	30,838	41,439	6,034
Plus: Amortization of debt discounts	—	1,674	12,023	1,751
Plus: Other non-operational expenses	5,803	18,146	—	—

Adjusted net loss	(40,869)	(59,445)	(33,574)	(4,888)

Net loss attributable to ordinary shareholders	(68,661)	(109,882)	(86,825)	(12,642)
Plus: Share-based compensation expenses	22,144	30,838	41,439	6,034
Plus: Amortization of debt discounts	—	1,674	12,023	1,751
Plus: Other non-operational expenses	5,803	18,146	—	—

Adjusted net loss attributable to ordinary shareholders	(40,714)	(59,224)	(33,363)	(4,857)

Adjusted basic and diluted net loss per ordinary share	(0.36)	(0.51)	(0.28)	(0.04)
Adjusted basic and diluted net loss per ADS	(0.72)	(1.02)	(0.56)	(0.08)